SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)1



                              LEGATO SYSTEMS, INC.

                                (Name of Issuer)


                                  COMMON STOCK

                         (Title of Class of Securities)


                                    524651106

                                 (CUSIP Number)





         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               Page 1 of 10 Pages
                        Exhibit Index Contained on Page 9

CUSIP NO. 524651106               13G                         Page 2 of 10 Pages


----------- --------------------------------------------------------------------

1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     LOUIS C. COLE
----------- --------------------------------------------------------------------


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)              (b)
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

3           SEC USE ONLY
----------- --------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
----------- --------------------------------------------------------------------
----------------------------------- -------- -----------------------------------
            NUMBER OF               5        SOLE VOTING POWER
              SHARES
           BENEFICIALLY                      227,141 shares issuable upon exer-
                                             cise of options.
                                    -------- -----------------------------------
                                    -------- -----------------------------------
             OWNED BY
            REPORTING               6        SHARED VOTING POWER
              PERSON
               WITH                          821,846  shares,  all of which  are
                                             directly   owned  by  The  Louis  &
                                             Jolene 1988 Revocable Trust,  Dated
                                             November   7,   1988   (the   "Cole
                                             Trust").  Mr.  Cole is a trustee of
                                             the Cole Trust and may be deemed to
                                             have  shared  power to  vote these
                                             shares.
                                    -------- -----------------------------------
                                    -------- -----------------------------------

                                    7        SOLE DISPOSITIVE POWER

                                             227,141 shares issuable upon exer-
                                             cise of options.
                                    -------- -----------------------------------
                                    -------- -----------------------------------

                                    8        SHARED DISPOSITIVE POWER

                                             821,846  shares,  all of which  are
                                             directly   owned  by  The  Louis  &
                                             Jolene 1988 Revocable Trust,  Dated
                                             November   7,   1988   (the   "Cole
                                             Trust").  Mr.  Cole is a trustee of
                                             the Cole Trust and may be deemed to
                                             have  shared  power to  dispose  of
                                             these shares.
----------------------------------- -------- -----------------------------------
----------- --------------------------------------------------------------------

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            REPORTING PERSON                                    1,039,987 shares
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
            EXCLUDES CERTAIN SHARES                                          N/A
----------- --------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 6.1%
----------- --------------------------------------------------------------------

12          TYPE OF REPORTING PERSON                                          IN
----------- --------------------------------------------------------------------

CUSIP NO. 524651106                13G                        Page 3 of 10 Pages


----------- --------------------------------------------------------------------

1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     JOLENE COLE
----------- --------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)              (b)
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

3           SEC USE ONLY
----------- --------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
----------- --------------------------------------------------------------------
----------------------------------- -------- -----------------------------------
            NUMBER OF               5        SOLE VOTING POWER
              SHARES
           BENEFICIALLY                      0 shares.
                                    -------- -----------------------------------
                                    -------- -----------------------------------
             OWNED BY
            REPORTING               6        SHARED VOTING POWER
              PERSON
               WITH                          821,846  shares,  all of which  are
                                             directly   owned  by  The  Louis  &
                                             Jolene 1988 Revocable Trust,  Dated
                                             November   7,   1988   (the   "Cole
                                             Trust").  Mrs. Cole is a trustee of
                                             the Cole Trust and may be deemed to
                                             have  shared  power  to vote  these
                                             shares.
                                    -------- -----------------------------------
                                    -------- -----------------------------------

                                    7        SOLE DISPOSITIVE POWER

                                             0 shares.
                                    -------- -----------------------------------
                                    -------- -----------------------------------

                                    8        SHARED DISPOSITIVE POWER

                                             821,846  shares,  all of which  are
                                             directly   owned  by  The  Louis  &
                                             Jolene 1988 Revocable Trust,  Dated
                                             November   7,   1988   (the   "Cole
                                             Trust").  Mrs. Cole is a trustee of
                                             the Cole Trust and may be deemed to
                                             have  shared  power to  dispose  of
                                             these shares.
----------------------------------- -------- -----------------------------------
----------- --------------------------------------------------------------------

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            REPORTING PERSON                                     821,846  shares
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
            EXCLUDES CERTAIN SHARES                                          N/A
----------- --------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                4.85%
----------- --------------------------------------------------------------------

12          TYPE OF REPORTING PERSON                                          IN
----------- --------------------------------------------------------------------

CUSIP NO. 524651106                13G                        Page 4 of 10 Pages

----------- --------------------------------------------------------------------

1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      THE LOUIS & JOLENE COLE 1988 REVOCABLE TRUST, DATED NOVEMBER 7, 1988 (the "COLE TRUST")
----------- --------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)             (b) ( X )
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

3           SEC USE ONLY
----------- --------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     A CALIFORNIA TRUST
----------- --------------------------------------------------------------------
----------------------------------- -------- -----------------------------------
            NUMBER OF               5        SOLE VOTING POWER
            SHARES
            BENEFICIALLY                     821,846  shares, except that Mr.
                                             and Mrs. Cole, as trustees of the
            OWNED BY                         Cole Trust, may be deemed to have
            REPORTING                        shared power to vote these shares.
            PERSON                  -------- -----------------------------------
            WITH                    -------- -----------------------------------

                                6        SHARED VOTING POWER

                                             See response in Row 5 above.
                                    -------- -----------------------------------
                                    -------- -----------------------------------

                                    7        SOLE DISPOSITIVE POWER

                                             821,846  shares, except that Mr.
                                             and Mrs. Cole, as trustees of the
                                             Cole  Trust,  may be deemed to have
                                             shared  power to  dispose  of these
                                             shares.
                                    -------- -----------------------------------
                                    -------- -----------------------------------

                                    8        SHARED DISPOSITIVE POWER

                                             See response in Row 7 above.
----------------------------------- -------- -----------------------------------
----------- --------------------------------------------------------------------

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            REPORTING PERSON                                     821,846  shares
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
            EXCLUDES CERTAIN SHARES                                          N/A
----------- --------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                4.85%
----------- --------------------------------------------------------------------

12          TYPE OF REPORTING PERSON                                          OO
----------- --------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:

                  Legato Systems, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3210 Porter Drive
                  Palo Alto, CA  94304

ITEM 2(a).        NAME OF PERSONS FILING.

                  This Statement is filed by Louis C. Cole, Jolene Cole and The Louis & Jolene Cole 1988 Revocable Trust, Dated November 7, 1988 (the "Cole Trust"). The foregoing individuals and entity are collectively referred to as the "Reporting Persons."

                  Louis C. Cole and Jolene Cole are the trustees of the Cole Trust, and each may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by the Cole Trust.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  The address for each of the Reporting Persons is:

                  Legato Systems, Inc.
                  3210 Porter Drive
                  Palo Alto, CA  94304

ITEM 2(c).        CITIZENSHIP:

                  Louis C. Cole and Jolene Cole are United States citizens. The Cole Trust is a trust formed under the laws of the State of California.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  524651106

ITEM 3.           Not Applicable.

ITEM 4.           OWNERSHIP:

                  The following information with respect to the ownership of Common Stock of the Issuer by the persons filing this Statement is provided as of December 31, 1996:

                           (a)      Amount beneficially owned:

                                    See Row 9 of cover  page for each Reporting
                                    Person.

                           (b)      Percent of Class:

                                    See Row 11 of cover page for each Reporting
                                    Person.

                           (c)      Number of shares as to which such person has

                                         Sole   power  to  vote  or  to direct
                                         the vote:

                                              See  Row 5 of  cover  page  for
                                              each Reporting Person.

                                         Shared  power  to  vote  or to direct
                                         the vote:

                                              See  Row 6 of  cover  page  for
                                              each Reporting Person.

                                         Sole  power to  dispose  or to direct
                                         the disposition of:

                                              See  Row 7 of  cover  page  for
                                              each Reporting Person.

                                          Shared  power to dispose or to direct
                                          the disposition of:

                                               See  Row 8 of  cover  page  for
                                               each Reporting Person.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                One of the reporting persons, Louis C. Cole, continues to be the beneficial owner more than 5% of the class of securities, as indicated on such reporting person's cover page. This statement is being filed to report the fact that as of the date hereof two of the Reporting Persons, Jolene Cole and the "Cole Trust," have ceased to be the beneficial owners of more than five percent of the class of securities, as indicated by
                having checked the following:                             ( X )

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Pursuant to the provisions of the Cole Trust agreement, the beneficiaries of the Cole Trust may, under certain circumstances, be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer held by the Cole Trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                Not Applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not Applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                Not Applicable.

ITEM 10.        CERTIFICATION:

                Not Applicable.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997




                                  /s/ Louis C. Cole
                                  LOUIS C. COLE




                                  /s/ Jolene Cole
                                  JOLENE COLE




                                  THE LOUIS & JOLENE COLE 1988 REVOCABLE TRUST, DATED NOVEMBER 7, 1988


                                  By:  /s/ Louis C. Cole
                                  Louis C. Cole, Trustee

                                  EXHIBIT INDEX


                                                                        Found on
                                                                    Sequentially
Exhibit                                                            Numbered Page

Exhibit A:  Agreement of Joint Filing                                    Page 10

                                    EXHIBIT A



                            Agreement of Joint Filing

                  The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Legato Systems, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

                  Executed this 13th day of February, 1997.




                                  /s/ Louis C. Cole
                                  LOUIS C. COLE




                                  /s/ Jolene Cole
                                  JOLENE COLE




                                  THE LOUIS & JOLENE COLE 1988 REVOCABLE TRUST, DATED NOVEMBER 7, 1988


                                  By: /s/ Louis C. Cole
                                  Louis C. Cole, Trustee